Exhibit 99.1

Alterity Therapeutics Issues Shareholder Letter Highlighting 2025 Progress and Key Objectives for 2026

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 21 January 2026: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today issued a letter to shareholders.

Dear Shareholders,

Our goal for 2025 was the successful completion of the Phase 2 program investigating our lead asset, ATH434, in multiple system atrophy (MSA) and to produce data that would enable us to advance into Phase 3. We accomplished this mission and then some.

Results from the Phase 2 trials were resoundingly favourable with data demonstrating the drug to be safe and well-tolerated with strong signals of efficacy in an indication that, at present, has no approved disease-modifying treatments available for patients. As a result, optimism at Alterity is abound, and we are now focused on advancing ATH434 towards a pivotal Phase 3 clinical program in MSA and potential entry into an estimated $2.4 billion market opportunity.

As 2026 begins, Alterity is positioned to achieve several clinical and operational milestones that offer the potential to greatly enhance the company’s value, while elevating its position among the top echelon of innovators in addressing neurodegeneration. I am pleased to share with you more details on what has been accomplished and what we soon plan to achieve.

Working to Deliver the First Meaningful Therapy for People With MSA

Multiple System Atrophy (MSA) remains one of the most severe and progressive neurodegenerative conditions, with limited options for patients and their families. Alterity remains committed to transforming outcomes for these patients.

Over the past year, we advanced ATH434 through the final stages of its Phase 2 program delivering encouraging and clinically meaningful results across a range of disease severity. ATH434 was associated with slowing of disease progression across multiple independent clinical endpoints, including functional measures, mobility metrics, and symptoms of orthostatic hypotension, a particularly debilitating feature of MSA. Importantly, the safety profile was comparable to placebo, with no drug-related serious or severe adverse events observed.

We continued to deepen our understanding of MSA biology through biomarker, imaging, and natural history studies. These efforts have reinforced the central role of dysregulated brain iron and α-synuclein pathology in driving disease progression. In parallel, we clarified how ATH434’s mechanism of action aligns with this biology and highlighted the importance of intervening early to preserve neuronal function.

These results provide a strong foundation for late-stage development and give us confidence as we shape our Phase 3 planning and regulatory discussions, bringing us closer to delivering what could become the first disease modifying therapy for people living with MSA.

Advancing Toward Phase 3 and Potential Future Commercialization

Following the successful Phase 2 program, we are now focused on aligning with the FDA on key clinical and regulatory considerations for Phase 3 and expect to hold our End-of-Phase 2 meeting in mid-2026. The goal of this meeting is to finalise the Phase 3 design, including patient selection, efficacy and safety endpoints, and the statistical framework for analyzing the results.

Concurrently, we have been scaling internal and external resources, including clinical and manufacturing operations, as well as regulatory support, to ensure we are fully prepared to initiate our pivotal trial program following FDA guidance.

As we look toward potential future commercialization, we continue to actively engage the medical community, including leading movement disorder and autonomic neurologists, to broaden our understanding of the unmet needs in treating MSA and the key attributes needed in a disease modifying therapy.

We were pleased to learn that physicians who were consulted during our commercial assessment see potential advantages in the design and activity of ATH434, with those surveyed noting the importance of inhibiting α-synuclein aggregation to address the underlying pathology of disease as addressed by the targeted mechanism of action of ATH434. In addition, these same physicians agreed that the promising Phase 2 clinical data demonstrated a slowing of disease progression and stabilization of orthostatic hypotension, one of the most challenging symptoms to manage in MSA.

Strengthened our Board and Leadership Team

During 2025, we enhanced our governance and leadership structure to support Alterity through its next stage of growth. In November, were pleased to appoint Julian Babarczy as our new Chair of the Board. Julian is an experienced company director and investor with over 20 years in Australia’s corporate and funds management sectors and brings a strong record of identifying and supporting emerging businesses with significant potential across a range of industries. In addition, I was appointed to the role of Managing Director, alongside my responsibilities as Chief Executive Officer, providing continuity of leadership as we prepare for the critical milestones ahead in 2026.

We expanded our leadership team with the appointment of a new Head of Investor Relations and Communications to continue to broaden our engagement with both new and existing shareholders, grow our relationships with global specialist funds, and develop a more coordinated international IR strategy. In addition, we added a new Head of Corporate Strategy and Operations as we increase our business development activities with potential strategic partners.

Looking ahead in 2026

Alterity enters 2026 with one of the most promising clinical programs in MSA worldwide, a growing body of supportive scientific evidence, and a strengthened platform to deliver meaningful value to patients and shareholders. A key milestone during the year will be our End-of-Phase 2 meeting with the FDA in mid-2026, which represents the final regulatory step before initiating our pivotal, Phase 3 study. In parallel, we anticipate an active year of publications, conference presentations, and expanded external activities.

In summary, we have three key objectives in 2026:

1)	Finalize our regulatory strategy in order to initiate our Phase 3 trial for ATH434 in MSA;

2)	Deepen our external engagement across the medical, advocacy, investor, and partner communities; and,

3)	Build for scalable growth including a focus on expanding our intellectual property protection.

This is a very exciting time in the growth and evolution of Alterity as evidenced by a very productive series of meetings in San Francisco around the annual J.P. Morgan Healthcare conference last week. I would like to thank our employees for their dedication, and our shareholders for their ongoing support as we embark on what we believe will be a dynamic and value-building 2026. We remain committed to our mission of improving the lives of people living with debilitating and devastating neurodegenerative diseases.

Sincerely,
David Stamler, M.D.
Chief Executive Officer

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is initially focused on developing disease modifying therapies in Parkinson’s disease and related disorders. Alterity has demonstrated clinically meaningful efficacy for its lead asset, ATH434, in a randomized, double-blind, placebo-controlled Phase 2 clinical trial in participants with Multiple System Atrophy (MSA), a rare and rapidly progressive Parkinsonian disorder. Alterity has also shown positive ATH434 data from an open label Phase 2 clinical trial in advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Contacts:

Investors:

Tara Speranza

Head of Investor Relations and Communications

tsperanza@alteritytx.com

+61 (0) 432 961 533

Remy Bernarda

Investor Relations Advisory Solutions

ir@alteritytx.com

+1 (415) 203-6386

Media

Casey McDonald

Tiberend Strategic Advisors, Inc.

cmcdonald@tiberend.com

+1 (646) 577-8520

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

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